UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2019

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima 3400, 20th Floor
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

Publicly-held Company

CERTAIN UPDATES TO 2018 ANNUAL REPORT

This report on Form 6-K presents certain updates to Companhia Siderúrgica Nacional’s (“CSN,” “we,” “us” or “our”) Annual Report on Form 20-F for its fiscal year ended December 31, 2018 (“2018 Annual Report”), as filed with the U.S. Securities and Exchange Commission and amended on April 5, 2019.

Exhibit A:        Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2019

São Paulo, June 27, 2019

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

Exhibit A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition, results of operations and legal proceedings should be read in conjunction with our unaudited interim consolidated financial information as of March 31, 2019 and for the three months ended March 31, 2018 and 2019, as furnished to the SEC on May 30, 2019 on Form 6-K, and the information presented under the sections entitled “Presentation of Financial and Other Information,” “Item 3. Key Information—Selected Financial Data,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2018 Annual Report, which includes our audited consolidated financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth under “Forward-Looking Statements” and in “Item 3. Key Information—Risk Factors” in our 2018 Annual Report.

Consolidated Results of Operations

The following table presents certain financial information with respect to our operating results for the three months ended March 31, 2018 and 2019:

	Three months ended March 31,
	2018	2019	2019(1)
Income Statement Data	(in millions of R$, except per share data)		(in millions of US$, except per share data)
Net operating revenues	5,066	6,005	1,541
Cost of products sold	(3,685)	(4,021)	(1,032)
Gross profit	1,381	1,984	509
Operating expenses
Selling	(456)	(573)	(147)
General and administrative	(108)	(120)	(31)
Equity in results of affiliated companies	25	26	7
Other expenses	(149)	(364)	(94)
Other income	1,946	229	59
Total	1,258	(803)	(206)
Operating income	2,639	1,181	303
Non-operating income (expenses), net
Financial income	43	111	29
Financial expenses	(637)	(746)	(192)
Income before taxes	2,045	546	140
Income tax	(558)	(459)	(118)
Net income (loss) from continuing operations	1,486	87	22
Net income (loss) for the period	1,486	87	22
Net income (loss) attributable to noncontrolling interest	15	94	24
Net income (loss) attributable to Companhia Siderúrgica Nacional shareholders	1,472	(8)	(2)
Basic earnings per common share	1.08454	(0.00551)	(0.00141)
Diluted earnings per common share	1.08454	(0.00551)	(0.00141)

_________________

(1)     Translated solely for the convenience of the reader at the rate of R$3.897 to US$1.00, which was the U.S. dollar selling rate as reported by the Central Bank as of March 31, 2019.

Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2019

Our consolidated results for the three months ended March 31, 2018 and 2019 by business segment are presented below:

	Three months ended March 31, 2018
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Eliminations	Consolidated
	(in millions of R$)
Net operating revenues	3,674	1,152	66	331	91	131	(378)	5,066
Domestic market	2,291	219	66	331	91	131	(612)	2,515
Export market	1,384	933	-	-	-	-	234	2,551
Cost of goods sold	(2,900)	(795)	(46)	(244)	(66)	(125)	493	(3,685)
Gross profit	774	356	20	87	24	5	115	1,381
General and administrative expenses	(234)	(21)	(10)	(23)	(7)	(20)	(249)	(564)
Depreciation	150	106	4	65	4	27	(51)	305
Proportionate EBITDA of joint ventures	-	-	-	-	-	-	119	119
Adjusted EBITDA(1)	690	442	14	128	22	12	(66)	1,242

	Three months ended March 31, 2019
	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Eliminations	Consolidated
	(in millions of R$)
Net operating revenues	3,605	2,079	52	335	70	120	(255)	6,005
Domestic market	2,567	245	52	335	70	120	(629)	2,760
Export market	1,038	1,834	-	-	-	-	374	3,245
Cost of goods sold	(3,222)	(870)	(47)	(261)	(61)	(138)	577	(4,021)
Gross profit	383	1,209	5	74	9	(18)	322	1,984
General and administrative expenses	(197)	(42)	(9)	(27)	(7)	(21)	(390)	(694)
Depreciation	157	92	7	92	4	32	(79)	306
Proportionate EBITDA of joint ventures	-	-	-	-	-	-	127	127
Adjusted EBITDA(1)	344	1,259	3	138	6	(7)	(19)	1,724

_________________

(1)     Adjusted EBITDA is a measurement which helps us to assess the performance of our operations and our capacity to generate recurring operating cash, consisting of net income (loss) for the year less net financial income (expenses), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures. Although Adjusted EBITDA is an indicator used for performance measurement purposes, it is not a measurement recognized under IFRS. Therefore, it has no standard definition and may not be comparable with measurements using similar names provided by other companies. For the reconciliation of net income to EBITDA and Adjusted EBITDA, see note 25 to our unaudited interim consolidated financial information as of March 31, 2019 and for the three months ended March 31, 2018 and 2019.

Net Operating Revenues

Net operating revenues increased R$939 million, or 19%, from R$5,066 million in the three months ended March 31, 2018 to R$6,005 million in the three months ended March 31, 2019, mainly due to an increase in sales volume and prices in the mining market.

Net domestic revenues increased R$245 million, or 10%, from R$2,515 million in the three months ended March 31, 2018 to R$2,760 million in the three months ended March 31, 2019, while net revenues of exports and sales abroad increased R$694 million, or 27%, from R$2,551 million in the three months ended March 31, 2018 to R$3,245 million in the three months ended March 31, 2019, driven by higher realized iron ore and steel prices and sales volume.

Steel

Steel net operating revenues decreased R$69 million, or 2%, from R$3,674 million in the three months ended March 31, 2018 to R$3,605 million in the three months ended March 31, 2019. Sales volume decreased 8% from 1.3 million tons in the three months ended March 31, 2018 to 1.2 million tons in the three months ended March 31, 2019. Steel net domestic revenues increased R$276 million, or 12%, from R$2,291 million in the three months ended March 31, 2018 to R$2,567 million in the three months ended March 31, 2019.

Mining

Mining net operating revenues increased R$927 million, or 80%, from R$1,152 million in the three months ended March 31, 2018 to R$2,079 million in the three months ended March 31, 2019, due to an increase in iron ore prices and an increase of 19% in sales volume from 7.5 million tons in the three months ended March 31, 2018 to 8.9 million tons in the three months ended March 31, 2019.

Logistics

In the three months ended March 31, 2018, net operating revenues from railway logistics were R$331 million and net operating revenues from port logistics were R$66 million, while in the three months ended March 31, 2019, net operating revenues from railway logistics were R$335 million and net operating revenues from port logistics were R$52 million. Port logistics handled 162,000 tons of steel products, 1,000 tons of general cargo, 43,000 containers and 56,000 tons of bulk.

Energy

Our net operating revenues from the energy segment decreased R$21 million, or 23%, from R$91 million in the three months ended March 31, 2018 to R$70 million in the three months ended March 31, 2019, mainly due to an increase in available energy sold in the free market.

Cost of Products Sold

Consolidated cost of products sold increased R$336 million, or 9%, from R$3,685 million in the three months ended March 31, 2018 to R$4,021 million in the three months ended March 31, 2019, due to higher raw materials prices, mainly due to the 17% appreciation of the U.S. dollar against the real, as well as an increase in sales volume and prices in the mining market.

Steel

Consolidated steel costs of products sold were R$3,222 million in the three months ended March 31, 2019, representing an 11% increase as compared to R$2,900 million in the three months ended March 31, 2018, mainly due to the low productivity of one of our blast furnaces.

	Three months ended March 31,				Change
	2018		2019
Steel Production Cost (Parent Company)	(R$ million)	(R$/ ton)	(R$ million)	(R$/ ton)	(R$ million)	(R$/ ton)
Raw materials	1,277	1,215	1,887	1,789	(609)	(574)
Iron ore	201	191	225	213	(24)	(22)
Coal	343	327	316	300	27	27
Coke	308	293	476	451	(168)	(158)
Coils	-	-	51	49	(51)	(49)
Metals	190	180	195	185	(5)	(5)
Outsourced slabs	14	13	382	362	(369)	(349)
Pellets	143	136	127	120	16	16
Scrap	33	31	56	53	(23)	(21)
Other(1)	46	44	59	56	(13)	(12)
Labor	214	203	226	214	(12)	(11)
Other production costs	615	585	739	701	(124)	(116)
Energy/fuel	265	252	344	326	(79)	(74)
Services and maintenance	153	146	179	170	(26)	(25)
Tools and supplies	86	82	98	93	(12)	(11)
Depreciation	97	93	102	97	(5)	(4)
Other	14	13	16	15	(2)	(2)
Total	2,106	2,003	2,852	2,704	(746)	(700)

Mining

Our mining costs of products sold increased R$75 million, or 9%, from R$795 million in the three months ended March 31, 2018 to R$870 million in the three months ended March 31, 2019, mainly due to an increase in iron ore production.

Logistics

Cost of services attributable to our logistics segment increased R$18 million, or 6%, from R$290 million in the three months ended March 31, 2018 to R$308 million in the three months ended March 31, 2019, mainly due to adjustments in fuel prices.

Energy

Cost of products sold attributable to our energy segment remained stable and was R$61 million in the three months ended March 31, 2019 compared to R$66 million in the three months ended March 31, 2018.

Gross Profit

Gross profit increased R$603 million, or 44%, from R$1,381 million in the three months ended March 31, 2018 to R$1,984 million in the three months ended March 31, 2019, due to an increase of R$939 million in net revenues, which was partially offset by an increase of R$336 million in cost of products sold, as discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased R$130 million, or 23%, from R$564 million in the three months ended March 31, 2018 to R$694 million in the three months ended March 31, 2019. Selling expenses increased R$117 million, or 25%, from R$456 million in the three months ended March 31, 2018 to R$573 million in the three months ended March 31, 2019, mainly due to an increase in average freight rates. General and administrative expenses increased R$12 million, or 11%, from R$108 million in the three months ended March 31, 2018 to R$120 million in the three months ended March 31, 2019, mainly due to an increase in personnel costs.

Other Operating Income (Expenses)

Other operating income (expenses) decreased R$1,932 million from a net operating income of R$1,797 million in the three months ended March 31, 2018 to a net operating expense of R$135 million in the three months ended March 31, 2019.

Other operating income decreased R$1,717 million, from R$1,946 million in the three months ended March 31, 2018 to R$229 million in the three months ended March 31, 2019. This decrease was mainly due to R$1,936 million in accumulated appreciation of our shares in Usiminas, which we had recorded in other comprehensive income in shareholders’ equity until December 31, 2017 and, upon adoption of IFRS 9 as of January 1, 2018, we reclassified and recorded as other operating income in the three months ended March 31, 2018. In the three months ended March 31, 2019, accumulated appreciation of our shares in Usiminas was R$128 million, which represented a decrease of R$1,808 million in other operating income as compared to the three months ended March 31, 2018.

Other operating expenses increased R$215 million, from R$149 million in the three months ended March 31, 2018 to R$364 million in the three months ended March 31, 2019, mainly due to realization of our cash flow hedge in the amount of R$184 million.

Equity in Results of Affiliated Companies

Equity in results of affiliated companies remained stable and was R$26 million in the three months ended March 31, 2019 compared to R$25 million in the three months ended March 31, 2018.

Operating Income

Operating income decreased R$1,458 million, or 55%, from R$2,639 million in the three months ended March 31, 2018 to R$1,181 million in the three months ended March 31, 2019, due to the reasons discussed above.

Financial Income (Expenses), Net

Financial income (expenses) generated net financial expenses of R$594 million in the three months ended March 31, 2018, as compared to net financial expenses of R$635 million in the three months ended March 31, 2019, representing an increase of R$41 million, or 7%. This increase in net financial expenses was mainly due to recognition of monetary adjustment on tax credits of PIS and COFINS that had been over-collected since 2001. These overpayments were due to the Brazilian government’s calculation methodology for these taxes, which included the state value-added tax (ICMS) embedded in local sales invoices in the basis of taxable revenues. Along with other Brazilian companies, we disputed the inclusion of the state value-added tax in the basis of taxable revenues and, in 2018, we received a final favorable decision. Accordingly, we recognized these tax credits as other operating income and the corresponding monetary correction as financial income.

Income Taxes

Income tax expense in Brazil refers to federal income tax and social contribution. The statutory rates for these taxes applicable to the periods presented herein were 25% for federal income tax and 9% for social contribution. Adjustments are made to income in order to reach the effective tax expense or benefit for each fiscal year. As a result, our effective tax rate between fiscal years is volatile.

At statutory rates, we had a tax expense of R$695 million in the three months ended March 31, 2018 and R$186 million in the three months ended March 31, 2019, which represents 34% of our income before taxes. After adjustments to meet the effective income tax rates, we recorded an expense for income tax and social contribution of R$559 million in the three months ended March 31, 2018, as compared to an expense of R$459 million in the three months ended March 31, 2019. Expressed as a percentage of pretax income, our effective income tax rate was 27% in the three months ended March 31, 2018 and 84% in the three months ended March 31, 2019. For the three months ended March 31, 2019, adjustments to meet the effective income tax rate resulted in an expense of R$273 million, mainly due to a negative impact of R$212 million related to tax credits not recognized in the period, as well as additional items that comprise our reconciliation of our statutory income tax rate to our effective income tax rate, including adjustments related to equity results, results of subsidiaries taxed at different rates or not taxed, transfer price adjustments and tax incentives, among others, which net tax result was an expense of R$61 million. In the three months ended March 31, 2018, we had a positive net adjustment of R$136 million mainly due to recognition of R$194 million in income tax credits, partially offset by R$42 million in results of subsidiaries taxed at different rates. For further information, see note 15 to our unaudited interim consolidated financial information as of March 31, 2019 and for the three months ended March 31, 2018 and 2019.

It is not possible to predict future adjustments to federal income tax and social contribution statutory rates, as they depend on interest on shareholders’ equity, tax incentives and non-taxable factors, including income from offshore operations and tax losses from offshore operations.

Net Income (Loss) for the Year

In the three months ended March 31, 2019, we recorded net income of R$87 million, as compared to R$1,486 million in the three months ended March 31, 2018. The decrease of R$1,399 million was due to the reasons discussed above.

Liquidity and Capital Resources

Cash Flows

Cash and cash equivalents decreased R$1,177 million in the three months ended March 31, 2018, compared to an increase of R$454 million in the three months ended March 31, 2019.

Operating Activities

Cash provided by operating activities increased R$727 million, or 158%, from R$459 million in the three months ended March 31, 2018 to R$1,186 million in the three months ended March 31, 2019, mainly due to the following events:

•        in the three months ended March 31, 2019, our consolidated net income was R$87 million, as compared to consolidated net income of R$1,486 million in the three months ended March 31, 2018, which was mainly due to reclassification of R$1,936 million in accumulated appreciation of our shares in Usiminas as other operating income in the three months ended March 31, 2018, as discussed above;

•        R$1,935 million in customer advances related to an export prepayment agreement for the supply of approximately 22 million tons of iron ore over five years with Glencore International AG; and

•        changes in other working capital accounts, mainly suppliers, accounts receivable and value-added taxes.

Investing Activities

Cash used in investing activities increased R$7 million, or 3%, from R$214 million in the three months ended March 31, 2018 to R$221 million in the three months ended March 31, 2019, mainly due to capital expenditures of R$314 million in the three months ended March 31, 2019, as compared to R$223 million in the three months ended March 31, 2018, which represented an increase of R$91 million, partially offset by R$117 million in financial investments. In addition, in the three months ended March 31, 2018, we received R$39 million in cash from the sale of shares in Usiminas.

Financing Activities

Cash used in financing activities decreased R$908 million, or 64%, from R$1,423 million in the three months ended March 31, 2018 to R$515 million in the three months ended March 31, 2019. This was mainly due to an increase of R$1,145 million in new borrowings in the three months ended March 31, 2019 as compared to the three months ended March 31, 2018, which was partially offset by (i) payment of dividends in the amount of R$502 million in the three months ended March 31, 2019, which did not occur in the three months ended March 31, 2018, and (ii) an increase of R$748 million in debt amortization payments in the three months ended March 31, 2019 as compared to the three months ended March 31, 2018.

Trade Accounts Receivable Turnover Ratio

Our trade accounts receivable turnover ratio, which is the ratio between our trade accounts receivable and our net operating revenues, measured in days of sales, increased by four days from 33 days as of March 31, 2018 to 37 days as of March 31, 2019.

Inventory Turnover Ratio

Our inventory turnover ratio, which we measure by dividing our inventories by our annualized cost of products sold, measured in days of cost of products sold, was 99 days and 111 days as of March 31, 2018 and March 31, 2019, respectively.

Trade Accounts Payable Turnover Ratio

Our trade accounts payable turnover ratio, which we measure by dividing our trade accounts payable by our annualized cost of products sold, measured in days of cost of products sold, was 79 days as of March 31, 2018 and as of March 31, 2019.

Liquidity Management

Given the capital intensive and cyclical nature of our industry and the generally volatile Brazilian macroeconomic environment, we retain sufficient cash on hand to run our operations and to meet our short-term financial obligations. As of March 31, 2018, cash and cash equivalents were R$2,234 million, as compared to R$2,702 million as of March 31, 2019.

As of March 31, 2019, our short-term and long-term indebtedness accounted for 19% and 81%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately seven years, considering a 40-year term for the perpetual bonds issued in September 2010.

Capital Expenditures and Investments

We invested R$313 million in the three months ended March 31, 2019, mainly in:

R$160 million in steel: sustaining investments at Presidente Vargas Steelworks, mainly in the blast furnace, coke plants and technological modernization projects, as well as maintenance projects in all our steel plants;

R$118 million in mining: projects in iron ore beneficiation, increase in iron ore quality, maintenance of tailings dams and sustaining investments in all our mining facilities; and

R$14 million in cement: sustaining projects in the Volta Redonda and Arcos plants.

Debt and Derivative Instruments

As of March 31, 2019, our total debt (composed of current and non-current portions of borrowings and financings) was R$28,303 million (including transactions costs), which represents 276% of shareholders’ equity as of March 31, 2019, respectively. As of March 31, 2019, our short-term debt (composed of current borrowings and financings, which includes current portion of long-term debt) totaled R$5,415 million and our long-term debt (composed of non-current borrowings and financings) totaled R$22,888 million.

As of March 31, 2019, approximately 44% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars.

Our policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt, which we do through hedge accounting.

The following table sets forth our borrowings, financing and debentures, which we record at amortized cost:

	Consolidated
	Current liabilities	Non-current liabilities
	As of March 31, 2019	As of March 31, 2019
	(in millions)
Debt Agreements in the International Market
Variable interest:
US$
Prepayment	1,462.8	3,357.6
Fixed interest:
US$
Bonds, Perpetual Bonds and ACC	2,310.2	8,662.2
EUR
Others	149.6	175.0
	3,922.6	12,194.8

Debt Agreements in Brazil
Variable interest:
R$
BNDES/FINAME, Debentures, NCE and CCB	1,476.9	10,795.0
Fixed interest:
R$
Prepayment	48.0
	1,524.9	10,795.0
Total borrowings and financing	5,447.6	22,989.8
Transaction costs and issue premiums	(32.4)	(102.3)
Total borrowings and financing + transaction costs	5,415.1	22,887.6

The following table sets forth the average interest rate of our borrowings and financing:

		As of March 31, 2019
	Average interest rate(1)	Total Debt
		(in millions of R$)
US$	5.58%	15,792.8
R$	8.20%	12,320.0
EUR	3.88%	324.6
		28,437.4

_________________

(1)     In order to determine the average interest rates for our borrowings and financing agreements with floating rates, we used rates as of March 31, 2019.

Debt Maturity Schedule

The following chart sets forth our debt maturity profile as of December 31, 2017 and as of March 31, 2019, as adjusted to reflect (x) our issuance on April 17, 2019 of US$400.0 million in initial notes and US$600.0 million in 2026 notes and (y) our purchase on May 7, 2019 of US$404.7 million in 2019 notes and US$595.3 million in 2020 notes, in each case pursuant to tender offers.

_________________

(1)     Translated solely for the convenience of the reader at the rate of R$3.875 to US$1.00, which was the U.S. dollar selling rate as reported by the Central Bank as of December 31, 2017.

For further information on our indebtedness, see note 12 to our unaudited interim consolidated financial information as of March 31, 2019 and for the three months ended March 31, 2018 and 2019.

Legal Proceedings

In April 2019, the Prosecutor’s Office of the state of Minas Gerais filed a public civil action against us before a state court in the city of Congonhas, Minas Gerais, in which it requests an injunction ordering us to take, among others, measures to relocate people living in the surroundings of our Casa de Pedra tailings dam who wish to be relocated. We believe this claim is without merit because the Casa de Pedra tailings dam complies with applicable rules and standards and has obtained valid stability certification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 27, 2019	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro Marcelo Cunha Ribeiro
	Title:	Chief Financial and Investor Relations Officer